UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

NZCH CORPORATION
(Name of Issuer)
NZCH Corporation
HRG Group, Inc.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
62954C109
(CUSIP Number of Class of Securities)
George C. Nicholson
Senior Vice President, Chief Accounting Officer and Chief Financial Officer
c/o NZCH Corporation
450 Park Avenue, 29th Floor
New York, New York 10022
(212) 906-8555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):
☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer.
☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒
Calculation of Filing Fee
Transaction Value*	Amount of Filing Fee**
$5,472.12	$0.68

*	Calculated solely for the purpose of determining the filing fee. The calculation of the Transaction Value assumes the acquisition of approximately 273,606 shares of common stock for $0.02 per share in cash in lieu of the issuance of fractional shares expected to be created by the proposed reverse stock split.
**	Determined pursuant to Rule 0-11(b)(1) by multiplying the Transaction Value by 0.000124500.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $0.68                                                                                                                            Filing Party: NZCH Corporation
Form or Registration No.: Schedule 13E-3                                                                                                Date Filed: January 5, 2018

INTRODUCTION
This Amendment No. 3 (the “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) by NZCH Corporation, a Nevada corporation and the issuer of the common stock that is the subject of the Rule 13e-3 transaction (“NZCH”), and HRG Group, Inc., a Delaware corporation (“HRG”).
This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.
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Item 15.  Additional Information
(b)  Other Material Information.
The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:
On February 27, 2018 (the “Effective Date”), NZCH filed a Certificate of Change with the Secretary of State of Nevada, pursuant to which (i) each 500,000 shares of common stock of NZCH outstanding as of the Effective Date was combined into one whole share of common stock and (ii) the number of authorized shares of common stock of NZCH was simultaneously and correspondingly reduced (collectively, the “Reverse Stock Split”).
As previously disclosed in the Disclosure Statement mailed to NZCH stockholders on January 29, 2018, in lieu of issuing any fractional shares to any stockholder as a result of the Reverse Stock Split, NZCH will make, to any stockholder that would otherwise hold a fractional share after giving effect to the Reverse Stock Split, a cash payment in an amount equal to $0.02 per pre-split share (the “Cash Payment”). Accordingly, any stockholder owning fewer than 500,000 pre-split shares as of the Effective Date (a “discontinued stockholder”) no longer has an equity interest in NZCH and is only entitled to receive the Cash Payment multiplied by the number of pre-split shares owned by such stockholder. HRG owned approximately 99.5% of the shares of common stock of NZCH prior to the Effective Date and, as a result of the Reverse Stock Split, is the sole stockholder of NZCH. NZCH’s transfer agent will mail the Cash Payment to the discontinued stockholders promptly following the Effective Date.
As a result of the Reverse Stock Split, there are fewer than 300 record holders of NZCH’s common stock and NZCH intends to file a Form 15, Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act Of 1934, on the Effective Date. Upon the filing of the Form 15, NZCH’s duty to file periodic reports and other information with the SEC will be suspended immediately, as further described in the Disclosure Statement. In addition, NZCH’s common stock will no longer be quoted on the Over-the-Counter Bulletin Board Quarterly Trade.

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SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2018	NZCH CORPORATION

	By:	/s/ George C. Nicholson
	Name:	George C. Nicholson
	Title:	Senior Vice President, Chief Accounting Officer and Chief Financial Officer

HRG GROUP, INC.

By:	/s/ George C. Nicholson
Name:	George C. Nicholson
Title:	Senior Vice President, Chief Accounting Officer and Chief Financial Officer